UF 7-31-02

[redacted]

02023510

UNITED STATES
AND EXCHANGE COMMISSION
/ashington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 5 2002
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 42040

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HIGH POINT CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 HIGH POINT DRIVE, SUITE 375
(No. and Street)

COCOA	FLORIDA	32926
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT ANDERSEN — 407-636-1247
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OSBURN, HENNING AND COMPANY
(Name — *if individual, state last, first, middle name*)

617 EAST COLONIAL DRIVE	ORLANDO	FLORIDA	32803
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Uf 7-31-02

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, ROBERT E. ANDERSEN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HIGH POINT CAPITAL GROUP, INC., as of DEC 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Robert E. Andersen
Signature

SECRETARY/TREASURER
Title

Laura M. Moffett
Notary Public

NOTARY PUBLIC STATE OF FLORIDA
OFFICIAL NOTARY SEAL
LAURA M MOFFETT
COMMISSION NUMBER
DD070676
MY COMMISSION EXPIRES
NOV. 9,2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

Osburn, Henning and Company

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
High Point Capital Group, Inc.
Cocoa, Florida

We have audited the accompanying statements of financial condition of High Point Capital Group, Inc. as of December 31, 2001 and 2000, and the related statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Point Capital Group, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Osburn, Henning and Company

Orlando, Florida
February 12, 2002

617 East Colonial Drive • Orlando, Florida 32803 • (407) 896-8021 • Fax (407) 896-8601
www.osburnhenning.com

HIGH POINT CAPITAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash	$ 51,193	$ 43,152
Deposit with clearing organization	100,000	100,000
Marketable securities owned, at market value	44,374	63,546
Commissions receivable	3,408	-
Broker-dealer license, less accumulated amortization of $7,916 and $7,256	18,310	18,970
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $17,202 and $16,277	4,892	5,817
Advances to stockholders	3,539	-
	$ 225,716	$ 231,485
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 4,860	$ 9,109
Payable to brokers and dealers	-	1,404
Securities sold, but not yet purchased, at market value	11,172	11,288
	16,032	21,801
STOCKHOLDERS' EQUITY		
Common stock, $10 par value; authorized 10,000 shares; issued and outstanding 1,000 shares	10,000	10,000
Additional paid-in capital	143,000	143,000
Retained earnings	56,684	56,684
	209,684	209,684
	$ 225,716	$ 231,485

The Notes to Financial Statements are an integral part of these statements.

HIGH POINT CAPITAL GROUP, INC.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2001 and 2000

	2001	2000
REVENUE		
Commissions, management fees, and clearing charges	$ 50,533	$ 56,826
Net trading profit	27,741	429,785
Interest and dividends	4,293	6,235
	82,567	492,846
EXPENSES		
Ticket charges	30,901	88,886
Commissions	45,744	521,852
General and administrative	5,922	35,550
	82,567	646,288
NET INCOME (LOSS)	$ -	$ (153,442)

The Notes to Financial Statements are an integral part of these statements.

HIGH POINT CAPITAL GROUP, INC.

STATEMENTS OF RETAINED EARNINGS
Years Ended December 31, 2001 and 2000

	2001	2000
Balance, beginning	$ 56,684	$724,007
Net income (loss)	-	(153,442)
Dividends	-	(513,881)
Balance, ending	$ 56,684	$ 56,684

The Notes to Financial Statements are an integral part of these statements.

HIGH POINT CAPITAL GROUP, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ -	$ (153,442)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation and amortization	1,585	2,171
Decrease (increase) in:		
Marketable securities owned	19,172	143,133
Commissions receivable	(3,408)	-
Advance to stockholders	(3,539)	-
Increase (decrease) in:		
Accounts payable and accrued expenses	(4,249)	(20,606)
Payable to brokers and dealers	(1,404)	(4,573)
Advances from stockholders	-	(493,078)
Securities sold, but not yet purchased	(116)	(254,666)
Net cash provided by (used in) operating activities	8,041	(781,061)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends	-	(513,881)
INCREASE (DECREASE) IN CASH	8,041	(1,294,942)
CASH, BEGINNING	43,152	1,338,094
CASH, ENDING	$ 51,193	$ 43,152

The Notes to Financial Statements are an integral part of these statements.

Note 1. Summary of Significant Accounting Policies

Nature of business:

High Point Capital Group, Inc. (the Company) is a registered broker-dealer under United States securities laws. The Company engages in arbitrage for its own account and the accounts of certain customers. The office of the Company is located in Cocoa, Florida.

Use of estimates:

In preparing the financial statements, management is required to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ significantly from those estimates.

Revenue recognition:

The Company recognizes commission income on the basis of the trade date.

Cash:

Cash represents a concentration of credit risk.

Marketable securities owned:

Marketable securities are recorded at market value. Securities transactions of the Company are recorded on the basis of the trade date.

Broker-dealer license:

The broker-dealer license is carried at cost less accumulated amortization. Amortization is recorded using the straight-line method over 40 years.

Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is recorded using accelerated methods over the estimated useful lives of the assets.

Income taxes:

The Company has elected to apply the provisions of Subchapter S of the Internal Revenue Code. Under this election, the stockholders report the income and deductions of the company on their personal returns. Therefore, no provision for income taxes has been recorded.

Note 2. Deposit with Clearing Organization

The Company is an introducing broker whose customers are serviced by a clearing broker on a fully disclosed basis. Under the agreement with the clearing broker, the Company must maintain a deposit of $100,000 with the clearing broker. In addition, the agreement holds the Company contingently liable for margin liabilities of its customers.

Note 3. Related Party Transactions

Commission expense is incurred with corporations related to the Company by common ownership. Such expenses amounted to $45,744 and $521,852 for the years ended December 31, 2001 and 2000, respectively.

Accounting services are provided to the Company by an accounting firm owned by a stockholder. Such expenses amounted to $- and $12,187 for the years ended December 31, 2001 and 2000.

The Company conducts its operations from premises owned by a stockholder. The Company does not pay rent for the use of the premises.

Advances to and from stockholders are uncollateralized, non-interest bearing, and are due on demand.

Note 4. Statement of Cash Flows

During 2001, the Company changed the method of presenting its statement of cash flows from the direct method to the indirect method. The statement of cash flows for 2000 was reclassified in order to conform to the 2001 financial statement format.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $176,352 which was $76,352 above its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1.

Osburn, Henning and Company

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

Board of Directors
High Point Capital Group, Inc.
Cocoa, Florida

We have audited the financial statements of High Point Capital Group, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 12, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Osburn, Henning and Company

Orlando, Florida
February 12, 2002

617 East Colonial Drive • Orlando, Florida 32803 • (407) 896-8021 • Fax (407) 896-8601
www.osburnhenning.com

HIGH POINT CAPITAL GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 4,860
Minimum required net capital		$ 100,000
NET CAPITAL		
Total stockholders' equity		$ 209,684
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		209,684
Deductions:		
A. Non-allowable assets:		
Advances to stockholders	$ 3,539	
Broker-dealer license	18,310	
Furniture, equipment and leasehold improvements	4,892	26,741
Net capital before haircuts on securities positions		182,943
Haircuts on securities positions		6,591
Net capital		176,352
Minimum required net capital		100,000
Excess net capital		$ 76,352
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.03 to 1.0

HIGH POINT CAPITAL GROUP, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
December 31, 2001

AGGREGATE INDEBTEDNESS

Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2001	$ 4,860
Reconciling items	-
	$ 4,860

NET CAPITAL

Net capital, as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2001	$176,352
Reconciling items	-
	$176,352

HIGH POINT CAPITAL GROUP, INC.

OTHER SUPPLEMENTARY INFORMATION RELATING TO THE FINANCIAL STATEMENTS

STATEMENT RELATING TO THE EXEMPTIVE PROVISION OF RULE 15c3-3

The Company is exempt from Rule 15c3-3 under paragraph (k)(2). Customer payments are made directly to the clearing broker.

STATEMENT OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2). As of December 31, 2001, the Company had no customers' securities that were required to be under possession or control.

Osburn, Henning and Company

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
High Point Capital Group, Inc.
Cocoa, Florida

In planning and performing our audit of the financial statements and supplemental schedules of High Point Capital Group, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

617 East Colonial Drive • Orlando, Florida 32803 • (407) 896-8021 • Fax (407) 896-8601
www.osburnhenning.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Osburn, Henning and Company

Orlando, Florida
February 12, 2002